April 20, 2023

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Longleaf Partners Funds Trust (1940 Act File No. 811-4923) (the “Registrant”)

Dear Ms. Miller:

We are writing in response to comments you provided telephonically on behalf of the Disclosure Review and Accounting Office of the U.S. Securities and Exchange Commission (the “Staff”) to Ryan Hocker and me on April 3, 2023 with respect to the Annual Report for the period ended December 31, 2022 filed on Form N-CSR on March 2, 2023 for Longleaf Partners Funds Trust.1 Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Registrant’s future filings. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report or Registration Statement, as applicable.

Comment 1:	The International Fund has a significant percentage of investments in the consumer discretionary sector. Will sector risk be addressed in the Summary and/or Statutory Prospectus?

Response:	The Registrant will add Sector Risk disclosure to the Statutory Prospectus and monitor sector concentration going forward to determine whether it should be viewed as a “principal risk” which should also be disclosed in the Summary Prospectus.

Comment 2:	Categorize the affiliated table in Note 6 to the Financial Statements in accordance with Reg S-X 210.12-14 footnote 2, which requires the table to be categorized by instruction 2 of Reg S-X 210.12-12.

Response:	The Registrant will categorize the Affiliated Issuers table by (i) the type of investment and (ii) the related industry, country, or geographic region of the investment in future reports.

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You reviewed the following series of the Registrant: Longleaf Partners Fund, Longleaf Small-Cap Fund, Longleaf International Fund, and Longleaf Global Fund (each, a “Fund” and, collectively, the “Funds”).

Southeastern Asset Management

6410 Poplar Avenue, Suite 900

Memphis, TN 38119

+1 (901) 761-2474

southeasternasset.com

Comment 3:	In Note 5 to the Financial Statements, the Registrant discloses that a significant portion of affiliated owners consists of one or several large shareholders. Please explain how large shareholder concentration risk is addressed in the Summary and/or Statutory Prospectus.

Response:	The Registrant will add Large Shareholder Transaction Risk disclosure as a Principal Investment Risk to future Summary and Statutory Prospectuses. In response to a similar comment we received from the Staff in May 2020, we added the risk disclosure you see in Note 5, namely, that a significant portion of ownership is held among a few shareholders whose redemption could have a material impact on the fund.

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We appreciate the opportunity to respond to the Staff’s concerns. Please contact me at 901-818-5185 with any questions regarding the foregoing.

Sincerely,

/s/ Andrew R. McCarroll
Andrew R. McCarroll, General Counsel

cc:	Ryan Hocker

        Jennifer O’Brien, Dechert

        John V. O’Hanlon, Dechert

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